February 14, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Robbins & Myers, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2011

Filed October 27, 2011

File No. 001-13651

Dear Mr. Vaughn:

This letter sets forth below the detailed responses of Robbins & Myers, Inc. (the “Company”) to the comments of the staff of the Commission in its letter to the Company dated January 27, 2012 with respect to the above-referenced Form 10-K of the Company (the “Filing”). In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter and set forth the Staff’s comment immediately prior to our response. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for fiscal year ended August 31, 2011

Note 3 – Acquisition, page 38

1.	We note you used a third party valuation for certain non-monetary assets, intangible assets and contingencies. While in future filings, management may elect to take responsibility for the fair value valuation, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Section 141 of the Securities Act Section 7 and Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:	The Company will make clear in future filings that management prepared the purchase price allocations. It will eliminate any reference to third party valuations.

Item 11. Executive Compensation, page 62

2.	We note that the median of the peer group is a “starting” or “reference” point for each component of pay, as well as target total compensation, and that adjustments to the targets are made for the factors you mention. Please tell us, and revise future filings to describe in more specific detail for each named executive officer, where the targeted amount of each component you pay and total compensation falls in relation to the median and how the factors you note relate to any material differences above or below the median. In addition, if the amounts you actually pay differ materially from the targeted amounts, please ensure your disclosure in future filings describes the reasons for the differences. Please also tell us, and revise future filings to clarify, how the market data you mention relates to the “type and design of the various elements” you pay, such as how the peer group data relates to the type, amount and allocation of equity awards you grant, as well as changes to those types, amounts and allocations on a year-to-year basis.

ROBBINS & MYERS, INC.

U.S. Securities and Exchange Commission

February 14, 2012

Response:	The Company uses the median of the peer group as a “starting” or “reference” point for determining each component of pay as well as target total compensation. As a result, pay components as well as target total compensation for a named executive officer can be above or below the median of the peer group based on specific factors considered by the Compensation Committee. However, in no case was any component of pay or target total compensation for any of the named executive officers set for fiscal 2011 at more than the 75th percentile of the peer group. The Company believes that providing specific details of the amount by which each component of pay or target total compensation exceeded the median for each named executive officer will not materially add to investors’ understanding of the Company’s compensation program. In future filings, the Company will clarify the applicable target range of the peer group for each component of pay and total compensation and will explain how and what factors relate to any material differences above or below that range. In addition, in future filings, for performance-based compensation, the Company will include a detailed description of targeted versus actual performance levels and the related payouts for the named executive officers.

Market data is used as a basis for assessing target total compensation and each element of compensation, including salary, annual cash incentives, and long-term equity compensation. By benchmarking target total compensation and each component of pay against peer group companies, the Company believes that it is using relevant market data to help determine the “type and design of the various elements” of its compensation program. The mix of compensation among base salary, target annual cash incentive, and long-term equity compensation is generally the result of the targeted pay objective for each component of pay, as the same may be adjusted based on the specified factors. The Company does not use peer group data to allocate among the various types of long-term equity compensation, but allocates equally among restricted share units, stock options, and performance shares at target. The Company will clarify in future filings how the market data relates to the “type and design of the various elements” such as the type, amount and allocation of equity awards granted by the Company and changes to those types, amounts and allocations on a year-to-year basis.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROBBINS & MYERS, INC.

U.S. Securities and Exchange Commission

February 14, 2012

If you have any questions or additional comments, please advise the undersigned at (937) 458-6617.

ROBBINS & MYERS, INC.

By	/s/ Kevin J. Brown
Name: Kevin J. Brown
Title: Interim Chief Financial Officer,
Corporate Controller and
Chief Accounting Officer